United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 31, 2023		Head of Investor Relations

VALE

Notice to Shareholders

Nominations for the Fiscal Council

Rio de Janeiro, March 31, 2023 – Vale S.A ("Vale" or "Company") informs that it has received two letters from shareholders with nominations of candidates for full members of Vale's Fiscal Council, as well as their respective alternates, for the election that will take place at the next Annual General Meeting of Vale, on April 28, 2023 ("AGO"). Nominees´ are as follows:

Full member	Alternate Member	Nominated by
Heloísa Belotti Bedicks	Jandaraci Ferreira de Araujo	Geração L. Par and Others[1]
Paulo Clovis Ayres Filho	Guilherme José de Vasconcelos Cerqueira	Cosan S.A.
Raphael Manhães Martins	Adriana de Andrade Solé	Geração L. Par and Others[1]

The Company informs that the nomination complies with the legal provisions, including those provided for the Brazilian Corporate Law, CVM Resolution No. 81 and Circular/Annual Letter-2023-CVM/SEP. Attached to this Notice, the Company provides the two nomination letters received, with information on the nominees.

To reflect the above nominations, Vale refiled the AGM's Distance Voting Ballot, released on March 13, 2023, with the change in the item referring to the election of the members of the Fiscal Council. If the shareholder has already forwarded the ballot and wishes to resubmit it, they may do so up to 7 (seven) days before the AGM.

The Company also amended the Management Proposal with the inclusion of information on the candidates, as received from the shareholders. The Proxy Statement was amended in the corresponding resolution item. These documents are available on the Company's website.

Gustavo Duarte Pimenta
Executive Vice President, Finance and Investor Relations

For further information, please contact:
Vale.RI@vale.com
Ivan Fadel: ivan.fadel@vale.com
Luciana Oliveti: luciana.oliveti@vale.com
Mariana Rocha: mariana.rocha@vale.com
Samir Bassil: samir.bassil@vale.com

[1] Geração L. Par Fundo de Investimento em Ações, represented by its manager Plural Investimentos Gestão de Recursos Ltda.; Tempo Capital Principal Fundo de Investimento em Ações, represented by its manager Tempo Capital Gestão de Recursos Ltda; Hagop Guerekmezian; Hagop Guerekmezian Filho; Kathleen Nieto Guerekmezian Mesquita; Regina Nieto Motta Guerekmezian; Karoline Guerekmezian Velloso; Alaska Investimentos Ltda; Claritas Administração de Recursos Ltda; RPS Administradora de Recursos Ltda; Clave Gestora de Recursos Ltda; Navi Capital – Administradora e Gestora de Recursos Ltda. and Vic DTVM S.A.

São Paulo, March 30th of 2023

To VALE S.A. ("Company")
Praia de Botafogo, n° 186, rooms 501 to 1901, Botafogo - Rio de Janeiro (RJ) - CEP: 22250-145
A/C Mr. Gustavo Pimenta – Executive Vice President of Finance and Investor Relations

Subject: Ordinary General Meeting of 2023 - Indication of Fiscal Council Member and Alternate Member.

COSAN S.A., registered with the CNPJ/ME under number 50.746.577/0001-15, with address in the City of São Paulo, State of São Paulo, in Avenida Brigadeiro Faria Lima, no. 4100, 16th floor, room 01, Itaim Bibi, zip code 04538-132, hereby, owner of 220.366.700 (two hundred and twenty million, three hundred and sixty six thousand and seven hundred) common shares issued by Vale S.A., representing aproximately 4,85% of its equity capital and under the condition of Vale S.A.'s minority shareholder, INDICATES, the following candidates to run for a member and alternate member seat on the Company's Fiscal Council:

Member Nominee:

Paulo Clovis Ayres Filho, brazilian, married, civil engineer, bearer of identity card RG no. 7956062, registered with the CPF/ME under number 049.925.178-46, with address in City of Rio de Janeiro, State of Rio de Janeiro, in Avenida Borges de Medeiros, no. 3407, apt. 102, Lagoa, Zip Code 22470-001.
Sr. Paulo Clovis Ayres Filho is graduated in civil engineering by the Polytechnic School of the University of São Paulo and in Economy by the Faculty of Economy of the University of São Paulo.
Paulo Ayres held a number of roles at the British American Tabacco company both in Brazil and UK, where he held duties from 1985 to 2019, going through areas like financial, controllership, treasury, investor relations, governance relations and auditing. He also held the position of CEO and was responsible for all company's global strategy. Actually, he is an independant advisor and does not hold any other roles as a Fiscal Council or Board Member.

Sr. Paulo has not had, in the last 5 (five) years, any : (i) criminal convictions, even without a final decision yet; (ii) convictions in an administrative proceeding from the CVM, even without a final decision yet; (iii) convictions under a formal decision, in a judicial or administrative proceeding that had him suspended or disabled in any commercial or professional activities. The administrator declares he is not considered a Political Exposed Person, under the applicable laws.

Alternate Member Nominee:

Guilherme José de Vasconcelos Cerqueira, brazilian, married, engineer, bearer of identity card RG

DS DS
UHCDBG

no. 58754896, registered with the CPF/ME under number 919.801.277-00, with address in City of São Paulo, State of São Paulo, in Rua Canário, no. 500, apt. 71, Moema, Zip Code 04521-002.
Sr. Guilherme José de Vasconcelos Cerqueira is graduated in both mechanical engineering and economy by the State University of Rio de Janeiro, with a MBA certificate by COPPEAD. Since december of 1988, Sr. Guilherme José de Vasconcelos Cerqueira held a number of roles in the Shell Group, including Shell International Ltd. situated in London/UK, where he held management positions between may of 2004 and april of 2007. At Raízen S.A., he was responsible for the controlling area from april of 2011 to april of 2014, when he assumed the responsability for both financial and supplies areas, being held in the role of Financial and Investors Relations Director until may 2022. Since july, 22nd of 2022 up until today, he holds the position of Fiscal Council member of Raízen S.A.

Sr. Guilherme has not had, in the last 5 (five) years, any : (i) criminal convictions, even without a final decision yet; (ii) convictions in an administrative proceeding from the CVM, even without a final decision yet; (iii) convictions under a formal decision, in a judicial or administrative proceeding that had him suspended or disabled in any commercial or professional activities. The administrator declares he is not considered a Political Exposed Person, under the applicable laws.

We also request that Vale S.A. includes the present indications in the Distance Voting Ballots.

Considerately,

DocuSigned by:
Luis Henrique Cals de Beauclair Guimarães
12AA70C2E22641D...

DocuSigned by:
C02230F218AE425...

COSAN S.A.

Free translation

To VALE S.A. ("Company")
Praia de Botafogo, n° 186, rooms 501 to 1901, Botafogo - Rio de Janeiro (RJ) - CEP: 22250-145
A/C Mr. Gustavo Pimenta – Executive Vice President of Finance and Investor Relations

Subject: Statement of suitability to run for a seat on the Company's Fiscal Council

I, **Paulo Clovis Ayres Filho**, brazilian, married, civil engineer, bearer of identity card RG no. 7956062, registered with the CPF/ME under number 049.925.178-46, with address in City of Rio de Janeiro, State of Rio de Janeiro, in Avenida Borges de Medeiros, no. 3407, apt. 102, Lagoa, Zip Code 22470-001, hereby, pursuant to Law No. 6,404, of December 15, 1976, as amended ("Corporate Law"), declare, under the penalties of the law, that:

(i) I am not impeded by special law, or convicted of a bankruptcy crime, of a crime of prevarication, subornation or bribery, graft, embezzlement, against the popular economy, against the national financial system, against the rules of defense of competition, against relations of consumption, against public faith or against property, or of a criminal penalty that prohibits, even temporarily, access to public office, as provided for in § 1 of art. 147 of the Brazilian Corporate Law;

(ii) I am not sentenced to suspension or temporary disqualification applied by the CVM, which makes me ineligible for the Company's management positions, as established in § 2 of art. 147 of the Brazilian Corporate Law;

(iii) I meet the requirement of unblemished reputation established by § 3 of art. 147 of the Brazilian Corporate Law;

(iv) I do not hold a position in a company that could be considered a competitor of the Company, pursuant to item I of § 3 of art. 147 of the Brazilian Corporate Law;

(v) I do not have and do not represent a conflicting interest with that of the Company, pursuant to item II of § 3 of art. 147 of the Brazilian Corporate Law;

(vi) I am not a member of management bodies or an employee of the Company or a controlled company or the same group, as established in § 2 of art. 162 of the Brazilian Corporate Law;

(vii) I am not a spouse or relative, up to the third degree, of the Company's administrator, as provided for in § 2 of art. 162 of the Brazilian Corporate Law;

(viii) I am not a politically exposed person, as defined in current regulations; and

(ix) I have not had, in the last 5 (five) years: (a) a conviction in an administrative proceeding from the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (b) a criminal conviction.

For these reasons, I declare myself qualified to run for a seat on the Company's Fiscal Council.

São Paulo, March 29th, 2023.

____
Paulo Clovis Ayres Filho

To VALE S.A. ("Company")
Praia de Botafogo, n° 186, rooms 501 to 1901, Botafogo - Rio de Janeiro (RJ) - CEP: 22250-145
A/C Mr. Gustavo Pimenta – Executive Vice President of Finance and Investor Relations

Subject: Statement of suitability to run for a seat on the Company's Fiscal Council

I, **Guilherme José de Vasconcelos Cerqueira**, brazilian, married, engineer, bearer of identity card RG no. 58754896, registered with the CPF/ME under number 919.801.277-00, with address in City of São Paulo, State of São Paulo, in Rua Canário, no. 500, apt. 71, Moema, Zip Code 04521-002, hereby, pursuant to Law No. 6,404, of December 15, 1976, as amended ("Corporate Law"), declare, under the penalties of the law, that:

(i) I am not impeded by special law, or convicted of a bankruptcy crime, of a crime of prevarication, subornation or bribery, graft, embezzlement, against the popular economy, against the national financial system, against the rules of defense of competition, against relations of consumption, against public faith or against property, or of a criminal penalty that prohibits, even temporarily, access to public office, as provided for in § 1 of art. 147 of the Brazilian Corporate Law;

(ii) I am not sentenced to suspension or temporary disqualification applied by the CVM, which makes me ineligible for the Company's management positions, as established in § 2 of art. 147 of the Brazilian Corporate Law;

(iii) I meet the requirement of unblemished reputation established by § 3 of art. 147 of the Brazilian Corporate Law;

(iv) I do not hold a position in a company that could be considered a competitor of the Company, pursuant to item I of § 3 of art. 147 of the Brazilian Corporate Law;

(v) I do not have and do not represent a conflicting interest with that of the Company, pursuant to item II of § 3 of art. 147 of the Brazilian Corporate Law;

(vi) I am not a member of management bodies or an employee of the Company or a controlled company or the same group, as established in § 2 of art. 162 of the Brazilian Corporate Law;

(vii) I am not a spouse or relative, up to the third degree, of the Company's administrator, as provided for in § 2 of art. 162 of the Brazilian Corporate Law;

(viii) I am not a politically exposed person, as defined in current regulations; and

(ix) I have not had, in the last 5 (five) years: (a) a conviction in an administrative proceeding from the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (b) a criminal conviction.

For these reasons, I declare myself qualified to run for a seat on the Company's Fiscal Council.

São Paulo, March 29th, 2023.

____
Guilherme José de Vasconcelos Cerqueira

São Paulo, March, 24th, 2023.

TO VALE S.A

At Praia de Botafogo, n. 186, 18th floor - Oscar Niemeyer Tower

Rio de Janeiro/RJ

C/O Mr. Gustavo Duarte Pimenta – Executive of Investor Relations
Mr. José Luciano Duarte Penido - Board of Directors's President

Subject: Request of candidates nomination inclusion in the Distance Voting Ballot and in the ADRs Proxy Card.

Dear Sirs,

GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, CNPJ/MF n. 08.935.128/0001-59, here represented by its manager **PLURAL INVESTIMENTOS GESTÃO DE RECURSOS LTDA,** CNPJ/MF n. 09.630.188/0001-26, located at Av. Brigadeiro Faria Lima, n. 3.400 cj. 91, Itaim Bibi, São Paulo/SP, Brazil, CEP:04538-132, represented in this act according with its articles of incorporation; **VICTOR ADLER**, brazilian, lawyer, divorced, taxpayer number (CPF/MF) n. 203.840.097-00, with address at Rua da Assembleia, 10, Group 2.701, Centro, Rio de Janeiro/RJ, Brazil, here represented by his attorney; **VIC DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.**, CNPJ n. 14.338.516/0001-60, based on Rua da Assembleia, n. 10, Group 2701, Centro, Rio de Janeiro/RJ, Brazil, CEP: 20011-901, represented in this act according with its articles of incorporation; **TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO EM AÇÕES**, CNPJ n. 11.046.362/0001-30, here represented by its manager **TEMPO CAPITAL GESTÃO DE RECURSOS LTDA**, CNPJ n. 00.533.944/0001-24, based on Rua do Carmo, n. 08, offices 501 e 502, Centro, Rio de Janeiro/RJ, Brazil; **HAGOP GUEREKMEZIAN**, Brazilian, married, industrial, identity n. 3.846.509-7, CPF under nº 455.968.408-15, **HAGOP GUEREKMEZIAN FILHO**, Brazilian, single, engineer, identity n. 34.201.001-1, CPF nº 308.324.198-42, **KATHLEEN NIETO GUEREKMEZIAN MESQUITA**, Brazilian, married, businesswoman, identity n. 34.203.000-0, CPF nº 308.324.248-46, **REGINA NIETO MOTTA GUEREKMEZIAN**, Brazilian, married, lawyer, identity n. 7.334.616-0, CPF nº 141.401.088-51, **KAROLINE GUEREKMEZIAN VELLOSO**, Brazilian, married, businesswoman, identity n. 34.202.000-6, CPF nº 308.324.238- 74; as well as the other shareholders listed in Annex I, hereby represented by their respective managers, who are: **ALASKA INVESTIMENTOS LTDA**, financial institution based on Rua Bandeira Paulista, n. 600, cj. 73, São Paulo/SP, Brazil, CEP 04532-001, CNPJ 11.752.203/0001-50, hereby represented in the terms of its articles of incorporation; **CLARITAS ADMINISTRAÇÃO DE RECURSOS LTDA**, CNPJ n. 03.987.891/0001-00, based on Avenida Brigadeiro Faria Lima, nº 4.221 – 4º andar, Itaim Bibi, CEP: 04538-133, hereby represented in the terms of its articles of incorporation; **RPS ADMINISTRADORA DE RECURSOS LTDA,** CNPJ n. 17.839.284.0001-07, based on Rua Iguatemi, nº 151,7º andar, cj. 72, Itaim Bibi, CEP: 01451-011, hereby represented in the terms of its articles of incorporation; **CLAVE GESTORA DE RECURSOS LTDA.**, CNPJ n. 60.451.242/0001-23, based on Av. Brigadeiro Faria Lima, nº 3144, 13º andar, cj.132, Itaim Bibi, São Paulo/SP, hereby represented in the terms of its articles of incorporation; **NAVI CAPITAL- ADMINISTRADORA E GESTORA DE RECURSOS LTDA.**, CNPJ n. 27.133.825/0001-3, based on Av. Ataulfo de Paiva, nº 1.100, sala 601, Leblon, Rio

de Janeiro/RJ, CEP 22440-035, hereby represented in the terms of its articles of incorporation; and **SOLANA GESTORA DE RECURSOS LTDA.**, CNPJ n. 18.252.541/0001-72, based on Rua Bandeira Paulista, nº 702 cj. 122, Itaim, São Paulo/SP, CEP: 04532-002, hereby represented in the terms of its articles of incorporation; **MATSUKAWA CO. LTD**, a company located in the British Virgin Islands, at Town Avenue, Pier Tortola Park, Building I, 2nd floor, Tortola; **ILHA BELA INVESTMENT FUND LTD**, based on the Cayman Islands, 103 South Church Street, 4th Floor, Grand Cayman; and **LAGOS CAPITAL FUND LTD**, based on in the Cayman Islands, 103 South Church Street, 4th floor, Grand Cayman, as shareholders holding American Depositary Receipts ("ADRs"), and who will confirm their endorsement of this letter by e-mail; and all as shareholders of **VALE S.A.** ("Company"), as evidenced by the attached documents, hereby, pursuant to CVM´s Resolution 81/22, request the inclusion in the Distance Voting Bulletin of the Annual General Meeting of 2023 ("AGO") and in the Proxy Card for holders of ADRs – American Deposity Receipts (not even subject to the requirements of the percentage of the capital stock for said inclusion) of the following indication:

For the Fiscal Council, according to the article 161, §4°, "a", second part of the Brazilian Law n. 6.404/76 ("Lei das S/A"), regarding votes of shareholders owners of common shares:

(i) **RAPHAEL MANHÃES MARTINS**, brazilian, lawyer, taxpayer number (CPF/MF) 096.952.607-56, with address at Rua Araújo Porto Alegre, n. 32, office 1102, Centro, Rio de Janeiro/RJ, indicated for the position of **Fiscal Council Effective member** and **ADRIANA DE ANDRADE SOLÉ,** brazilian, widow, engineer, identity register n. 777.552, taxpayer number (CPF/MF) 378.627.316-20, with address at Rua São Domingos do Prata, n. 510, Santo Antônio, Belo Horizonte/MG, Brazil, CEP: 30330-110, for the position of **Fiscal Council Alternate member**;

(ii) **HELOÍSA BELOTTI BEDICKS**, brazilian, married, economist, identity register n. 8394969 SSP/SP, taxpayer number (CPF/MF) 048.601.198-43, with address at Alameda dos Anapurus, n° 883, apt 141, Moema, São Paulo/SP, Brazil, for the position of **Fiscal Council Effective member** and **JANDARACI ARAÚJO,** Brazilian, single, businesse manager, taxpayer number (CPF/MF) 730.397.645-00, with address at Avenida da Invernada, n. 432, ap. 93, Vila Congonhas, São Paulo/SP, Brazil, CEP 04612-061, for the position of **Fiscal Council Alternate member**.

The Reference Forms and Resumes are attached to this letter and the candidates inform that if they are elected, they will sign the Declaration of Clearance, in accordance with the provisions of current corporate law.

The signatory shareholders also request that this letter be disclosed on the world wide web "internet" through the Empresas.net system on the website of the Securities Commission.

In particular, it is extremely relevant to communicate such applications to representatives of non-resident investors, in the English language and, as equally important, that the disclosure takes place in the exact terms of this letter, with full transparency of the form and procedures by which the candidates are positioning themselves and their respective resumes.

Free translation

Finally, without prejudice to the disclosure of candidates through the Distance Voting Ballot, shareholders also request that the American Depositary Receipt - ADR Voting Ballot contain the same information, preventing shareholders, especially non-residents, from finding different voting situations for the same subjects.

In these terms, the shareholders require the analysis and manifestation by the Company regarding the documentary regularity of this letter, as well as the inclusion of the names of the candidates indicated in the Distance Voting Ballot - BVD, according to CVM´s Resolution 81/22, as well as Circular Letter/Annual-2023- CVM/SEP and on the Proxy Card of ADR holders, so that the other shareholders of the Company can become aware of these indications, without prejudice to the other publicity required herein.

In addition, all communications regarding this document may be made in writing and delivered, via electronic mail (E-mail) or through correspondence, with proof of receipt, at the following addresses: Avenida Brigadeiro Faria Lima nº 3015, 9th floor, CEP: 01452-000, in attention of Daniel Alves Ferreira, e-mail: daniel.ferreira@alfm.adv.br .

Sincerely,

____

GERAÇÃO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES
HAGOP GUEREKMEZIAN
HAGOP GUEREKMEZIAN FILHO
KATHLEEN NIETO GUEREKMEZIAN MESQUITA
REGINA NIETO MOTTA GUEREKMEZIAN
KAROLINE GUEREKMEZIAN VELLOSO
ALASKA INVESTIMENTOS LTDA
RPS ADMINISTRADORA DE RECURSOS LTDA
P.P. DANIEL ALVES FERREIRA

____

VICTOR ADLER
VIC DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.
TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO EM AÇÕES
P.P. RAPHAEL MANHÃS MARTINS

____

CLARITAS ADMINISTRAÇÃO DE RECURSOS LTDA

____

CLAVE GESTORA DE RECURSOS LTDA

____

NAVI CAPITAL- ADMINISTRADORA E GESTORA DE RECURSOS LTDA

____

SOLANA GESTORA DE RECURSOS LTDA

Free translation

São Paulo, March 30th, 2023.

TO VALE S.A

At Praia de Botafogo, n. 186, 18th floor - Oscar Niemeyer Tower

Rio de Janeiro/RJ

C/O Mr. Gustavo Duarte Pimenta – Executive of Investor Relations
Mr. José Luciano Duarte Penido - Board of Directors's President

Subject: Correction of the Format of the Fiscal Council's Appointments

Dear Sirs,

GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES as shareholder of **VALE S.A.** ("Company"), and considering that there is no controlling shareholder of the Company, hereby rectifies the legal basis of the previous indication of candidates to inclusion on the Distance Voting Ballot of the Annual General Meeting of 2023 and in the Proxy Card for holders of ADRs – American Deposity Receipts, stablishing that the indication has legal basis on the article 161 of the Brazilian Law n. 6.404/76 and other regulations edited by the Brazilian Securities and Exchange Commission (CVM).

The other terms of the Letter dated 03.27.2023 are ratified in all its terms and conditions.

Sincerely,

____

GERAÇÃO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES
P.P. DANIEL ALVES FERREIRA

To VALE S.A. ("Company")
Praia de Botafogo, n° 186, rooms 501 to 1901, Botafogo - Rio de Janeiro (RJ) - CEP: 22250-145
A/C Mr. Gustavo Pimenta – Executive Vice President of Finance and Investor Relations

Subject: Statement of suitability to run for a seat on the Company's Fiscal Council

I, Raphael Manhães Martins, Brazilian, married, lawyer, bearer of identity card 147.187, issued by OAB/RJ, registered with the CPF/ME under number 096.952.607-56, with address in City Rio de Janeiro, State of Rio de Janeiro, in Avenida Epitácio Pessoa, nº 1.674, Sala 201, Ipanema, CEP 22.411-072, hereby, pursuant to Law No. 6,404, of December 15, 1976, as amended ("Corporate Law"), declare, under the penalties of the law, that:

(i) I am not impeded by special law, or convicted of a bankruptcy crime, of a crime of prevarication, subornation or bribery, graft, embezzlement, against the popular economy, against the national financial system, against the rules of defense of competition, against relations of consumption, against public faith or against property, or of a criminal penalty that prohibits, even temporarily, access to public office, as provided for in § 1 of art. 147 of the Brazilian Corporate Law;
(ii) I am not sentenced to suspension or temporary disqualification applied by the CVM, which makes me ineligible for the Company's management positions, as established in § 2 of art. 147 of the Brazilian Corporate Law;
(iii) I meet the requirement of unblemished reputation established by § 3 of art. 147 of the Brazilian Corporate Law;
(iv) I do not hold a position in a company that could be considered a competitor of the Company, pursuant to item I of § 3 of art. 147 of the Brazilian Corporate Law;
(v) I do not have and do not represent a conflicting interest with that of the Company, pursuant to item II of § 3 of art. 147 of the Brazilian Corporate Law;
(vi) I am not a member of management bodies or an employee of the Company or a controlled company or the same group, as established in § 2 of art. 162 of the Brazilian Corporate Law;
(vii) I am not a spouse or relative, up to the third degree, of the Company's administrator, as provided for in § 2 of art. 162 of the Brazilian Corporate Law;
(viii) I am not a politically exposed person, as defined in current regulations; and
(ix) I have not had, in the last 5 (five) years: (a) a conviction in an administrative proceeding from the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (b) a criminal conviction.

For these reasons, I declare myself qualified to run for a seat on the Company's Fiscal Council.

Rio de Janeiro, March 29th, 2023

RAPHAEL MANHAES MARTINS
Assinado de forma digital por RAPHAEL MANHAES MARTINS
Dados: 2023.03.29 14:58:33 -03'00'

Raphael Manhães Martins

Raphael Manhães Martins

Tax Payers's Number: 096.952.607-56
Professional Registration Number: 147,187 OAB / RJ and 430,135 OAB / SP
Address: Avenida Epitácio Pessoa, nº 1.674, Salas 201 e 202 - Bairro Ipanema, CEP: 22411-072 - Rio de Janeiro, RJ, Brasil
Telephone: (Com) (21) 2532-4684 / (Cel) (21) 98222-7773
E-mail: rmartins@faoro.adv.br

Education

- College: Bachelor of Law at State University of Rio de Janeiro– 2002 – 2006.

Professional experience:

A. Attorney

Faoro Advogados - Partner at the law firm - (since 2010)

Main responsibilities:

- Expertise in Corporate Law and Capital Markets, mainly advising funds, individual investors and institutional investors in matters related to publicly-held companies and capital markets.

Kruter & Martins Advogados Associados - Partner at the law firm - (from 2009 to 2010)

Main responsibilities:

- *In house lawyer* of CR2 Empreendimentos Imobiliários, performing the functions described below, until August 2009. After this period, legal advice in the business area.

CR2 Empreendimentos Imobiliários S / A - Publicly-held Company listed on the B3 Novo Mercado, with around 50 employees - (from 2007 to 2009)

Main responsibilities:

- Corporate, contractual areas and capital market.

Bastos-Tigre, Coelho da Rocha e Lopes Advogados - Medium sized law firm, with about 30 lawyers - (from 2004 to 2007)

Main responsibilities:

- Lawyer responsible for representing foreign clients in Brazil, legal advice in matters of business law and in the conduct of arbitration proceedings, before international courts, and proceedings in the common state justice.

B. Main experiences in Board of Directors and Auditing Committee (Conselho Fiscal)

VALE S / A - Auditing Committee (since April / 2015)

OI S / A – Board Member (since April/2021) and Auditing Committee (from April/2019 to April/2021)

COMPANHIA PARANAENSE DE ENERGIA - COPEL – Auditing Committee (since April/2021)

CIELO S.A – PAYMENT INSTITUTION – Auditing Committee (since April/2022)

BRADESPAR S.A. – Auditing Committee (since April/2022)

ETERNIT S / A - Board Member (from April / 2015 to April / 2020)

LIGHT S/A - Board Member (from April / 2018 to December / 2019), Statutory Audit Committee (from Apr/2018 to July/2019) and Auditing Committee (from April / 2014 to April / 2018)

JHSF PARTICIPAÇÕES S/A - Auditing Committee (President) of affiliated companies (from August / 201 9 to April / 2020)

FIBRIA CELULOSE S / A - Auditing Committee (from April / 2016 to February / 2017)

EMBRATEL PARTICIPAÇÕES S/A – Auditing Committee (in 2014).

OTHERS (CLOSED COMPANIES): COMPANHIA METROPOLITANA S.A. (CIVIL CONSTRUCTION), CONDOR INDÚSTRIA QUÍMICA S.A. (DEFENSE AND SECURITY) and CMSA PARTICIPAÇÕES S.A. (HOLDING OF PARTICIPATION IN INFRASTRUCTURE COMPANIES).

C.   Others

<u>REVISTA CAPITAL ABERTO</u> - Columnist (since April / 2017)

<u>STATE UNIVERSITY OF RIO DE JANEIRO</u>- Professor of Civil Law (from 2007 to 2009)

<u>FUNDAÇÃO GETÚLIO VARGAS</u> – Tutor of Law Subjects - Civil Law, Competition Law and Business Law (from 2010 to 2011).

<u>FEDERAL UNIVERSITY OF RIO DE JANEIRO</u> - Professor of Civil Law (from 2007 to 2009)

<u>Certifications</u>:

• Certificate for Experienced Board Member (CCA+ IBGC), issued by the IBGC - Brazilian Institute of Corporate Governance, since 2022
• Certificate for Fiscal Councilor (CCI CF Experience), issued by IBGC - Brazilian Institute of Corporate Governance, since 2020

<u>Languages:</u>

- Native Speaker: Portuguese
- Fluent English
- German: Fluent
- French: Intermediate
-

<u>Main Academic Publications:</u>

1. **MARTINS, Raphael Manhães. Superordinary . *In* : BORBA, Gustavo Tavares; BORBA, Rodrigo Tavares; ALMEIDA, José Gabriel Assis de. Securities and Exchange Commission - Commented precedents . 1st ed. Rio de Janeiro: Forensic: 2020.**

2. **MARTINS, Raphael Manhães. The standardization of pre- contractual relations . Revista dos Tribunais (São Paulo), Vol. 996, p. 257-310, 2018.**

3. **MARTINS, Raphael Manhães. Ownership and Ownership in Nomos Eighteenth Century: An Essay from Robinson Crusoé. In: Judith Martins-Costa. (Org.). Narration and normativity: essays on law and literature. 1st ed. Rio de Janeiro: GZ Editora, 2012, p. 427-454.**

4. MARTINS, Raphael Manhães. Early default: perspective for its application in Brazilian law. In: Maurício Mota; Gustavo Kloh . (Org.). Contemporary Transformations of the Law of Obligations. 1st ed. Rio de Janeiro: Elsevier , 2011, p. 429-470.

5. MARTINS, Raphael Manhães. Analysis of the acclimatization of the trust to Brazilian law: the case of fiduciary property. Private Law Review (São Paulo), v. 42, p. 244-276, 2010.

6. MARTINS, Raphael Manhães. The interpretation of tax signs in the Federal Constitution. Brazilian Journal of Tax Law and Public Finance, v. 91, p. 294-326, 2010.

7. MARTINS, Raphael Manhães. The Theory of Default and Transformations in the Law of Obligations. Private Law Review (São Paulo), v. 33, p. 250-289, 2008.

8. MARTINS, Raphael Manhães. The Principle of Trust in Brazilian Law: a discussion around statement 362, of the IV Civil Law Meeting. Revista CEJ (Brasília), v. 40, p. 11-19, 2008.

Nominated Candidate as Effective Member of the Fiscal Council

7.3 Registration data and professional experience:

Name	Date Of Birth	Age	Occupation
Raphael Manhães Martins	02/08/1983	40	Lawyer

ID Document	Occupied Elective Position	Election Date	Tenure Date
096.952.607-56	Member of the Fiscal Council	04/28/2023	

Term of Office	Other Positions and Functions Performed in the Company	Indication if Elected by the Controller
One year	Not applicable	No

Indication if you are an Independent Member	Number of Consecutive Terms
Yes	Not applicable

Professional experience
Lawyer, partner at Faoro & Fucci (since 2010). Member of the Board of Directors of Oi S.A. since April/2021. Member of the Board of Directors (Titular) of Eternit S/A, in 2015/2016. Member of the Fiscal Council (Titular) of Vale S.A., in 2022/2023 and 2015/2016. Member of the Fiscal Council (Titular) of Companhia Paranaense de Energia – COPEL since April/2021. Member of the Fiscal Council (Titular) of Cielo S.A. – Payment Institution since April/2022. Member of the Fiscal Council (Titular) of Bradespar S.A. since April/2022. Fiscal Council Member (Titular) of Oi S.A. (in 2019/2021). Member of the Fiscal Council (Titular) of Light S.A., in 2014/2015 and 2015/2016. Fiscal Council Member (Sitting) of Embratel Participações S.A., in 2014. Fiscal Council Member (Alternate) of Embratel Participações S.A., in 2010/2011, 2012/2013, 2013/2014. Fiscal Council Member (Alternate) of Light S.A., in 2012/2013. Former professor at UFRJ (2010) and UERJ (2007/2009). Member of the Brazilian Bar Association, Rio de Janeiro Section.

Declaration of Possible Condemnations
Raphael Manhães Martins, has no criminal conviction, no conviction in an administrative proceeding with the CVM, conviction in an administrative proceeding with the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, nor any final and unappealable conviction at the judicial level or object of a final administrative decision that has suspended or disqualified him from carrying out any professional or commercial activity.

7.4 Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

Not applicable, given that, currently, the appointed director is not a member of the company's committee.

7.5. Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between:

a. issuer administrators:

There is no family relationship between the appointed board member and the issuer's management.

b. (i) issuer managers and (ii) managers of direct or indirect subsidiaries of the issuer:

There is no family relationship between the appointed board member and the issuer's managers; administrators of the direct or indirect subsidiaries of the issuer.

c. (i) managers of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controllers of the issuer:

There is no kinship relationship between the appointed board member and the issuer's managers or those of its direct or indirect subsidiaries; issuer's direct or indirect controllers.

d. (i) issuer's managers and (ii) managers of the issuer's direct and indirect parent companies:

There is no family relationship between the appointed board member and the issuer's managers; administrators of the issuer's direct and indirect parent companies.

7.6. Inform about relationships of subordination, provision of services or control maintained, in the last 3 fiscal years, between the issuer's managers and:

a. company directly or indirectly controlled by the issuer, except for those in which the issuer directly or indirectly holds a stake equal to or greater than 99% (ninety-nine percent) of the share capital:

Not applicable, as there are no subordination, service provision or control relationships maintained between the appointed board member (other than those referring to the exercise of the attributions of their respective positions in the Company), the issuer and the issuer's controlling shareholders.

b. direct or indirect controller of the issuer

Not applicable, as there are no subordination, service provision or control relationships maintained between the appointed board member (other than those referring to the exercise of the attributions of their respective positions in the Company), the issuer and the issuer's controlling shareholders.

c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these persons

Not applicable, given that there are no subordination, service provision or control relationships maintained between the appointed board member (other than those referring to the exercise of the attributions of their respective positions in the Company), the issuer, its subsidiaries or controllers.

____

Raphael Manhães Martins

To VALE S.A. ("Company")
Praia de Botafogo, n° 186, rooms 501 to 1901, Botafogo - Rio de Janeiro (RJ) - CEP: 22250-145
A/C Mr. Gustavo Pimenta – Executive Vice President of Finance and Investor Relations

Subject: Statement of suitability to run for a seat on the Company's Fiscal Council as alternate member.

I, Adriana de Andrade Solé, brazilian, widow, electrician engineer, bearer of identity card 777.552, registered with the CPF/ME under number 378.627.316-20, with address in City Belo Horizonte, State Minas Gerais, in Rua São Domingos do Prata, nº 510-701, CEP 30330-110, hereby, pursuant to Law No. 6,404, of December 15, 1976, as amended ("Corporate Law"), declare, under the penalties of the law, that:

(i) I am not impeded by special law, or convicted of a bankruptcy crime, of a crime of prevarication, subornation or bribery, graft, embezzlement, against the popular economy, against the national financial system, against the rules of defense of competition, against relations of consumption, against public faith or against property, or of a criminal penalty that prohibits, even temporarily, access to public office, as provided for in § 1 of art. 147 of the Brazilian Corporate Law;

(ii) I am not sentenced to suspension or temporary disqualification applied by the CVM, which makes me ineligible for the Company's management positions, as established in § 2 of art. 147 of the Brazilian Corporate Law;

(iii) I meet the requirement of unblemished reputation established by § 3 of art. 147 of the Brazilian Corporate Law;

(iv) I do not hold a position in a company that could be considered a competitor of the Company, pursuant to item I of § 3 of art. 147 of the Brazilian Corporate Law;

(v) I do not have and do not represent a conflicting interest with that of the Company, pursuant to item II of § 3 of art. 147 of the Brazilian Corporate Law;

(vi) I am not a member of management bodies or an employee of the Company or a controlled company or the same group, as established in § 2 of art. 162 of the Brazilian Corporate Law;

(vii) I am not a spouse or relative, up to the third degree, of the Company's administrator, as provided for in § 2 of art. 162 of the Brazilian Corporate Law;

(viii) I am not a politically exposed person, as defined in current regulations; and

(ix) I have not had, in the last 5 (five) years: (a) a conviction in an administrative proceeding from the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (b) a criminal conviction.

For these reasons, I declare myself qualified to run for a seat on the Company's Fiscal Council as alternate member.

Belo Horizonte/MG, March 29th, 2023

Adriana de Andrade Solé



Adriana de Andrade Solé

Electrical Engineer, Consultant, Speaker, Author and Guest Lecturer at Fundação Dom Cabral, IBMEC-MG, PUC-MG, HSM, KPMG.
Board of Directors recertified by IBGC since 2010
Practice Areas: Corporate Governance and Corporate Planning
Email: adrianasole2021@gmail.com
Mobile: 55 31 996112797

HIGHEST ACADEMIC DEGREE

- Higher Diploma in Spanish from the University of Salamanca - 2003
- Executive MBA in Business Management, by Fundação Getúlio Vargas - FGV, 2001.
- Specialist in Economic Engineering, by Fundação Dom Cabral - FDC, 1996.
- Degree in Electrical Engineering, from Pontifícia Universidade Católica de Minas Gerais - PUC Minas, 1986.

COMPLEMENTARY EDUCATION

- Board of Directors, certified by IBGC, since 2010.

PROFESSIONAL PERFORMANCE

- Alternate Member of the Fiscal Council of Vale S. A, since 2020
- Member of the Board of Directors of Editora Fórum
- Member of the Advisory Board of AvantGarde Motors Comercial LTDA
- Founding Partner of Tradecon business ltda
- Guest lecturer at Fundação Dom Cabral - FDC, since 2005. Presential and Synchronous Modalities
- Professor of Post-Graduation Courses and Corporate Solutions, teaching the disciplines Governance, Legal Compliance and Risk; Strategic Management and Corporate Governance at IBMEC-MG, since 2010. Presential and Synchronous Modalities
- Professor of the Post-Graduation courses in Corporate Governance, Business Ethics and Compliance, at PUC MG ,since 2019 in the face-to-face and synchronous modalities.
- Researcher by Gorceix Foundation/UFOP in the trail of Corporate Governance, ESG, Compliance in the steel mining sector and Asset Management.
- Owner and founder of the GovernanceJá brand and youtube channel, since 2018.
- Associate consultant in projects of Corporate Governance structuring and Competitive Management Environment, in companies Atalaia Alimentos, AvantGarde Motors Comercial, Editora Fórum, EBEC Engenharia, , MASB, Alesat, Banco Bom Sucesso, Mendes Junior, BDMG, Correios PR and others.
- Consultant in small and medium family businesses in the structuring and implementation of Corporate Governance environment, such as Board of Partners, Family Council, Board of Directors, Shareholders Agreements, Internal Regulations and Codes of Conduct.
- Associate, Member and guest lecturer at the Brazilian Institute of Corporate Governance, since 2013.
- Invited Professor at the Risk University KPMG Program, since 2015.
-Visiting Professor in the Digital on Board Program of HSM since 2020.
- Member of the State Companies Commission of the Brazilian Institute of Corporate Governance - IBGC, 2013-2017.

- Corporate training and international teaching in Spanish on Corporate Governance Merck Latin America Group - Mexico and Ecuacier - Ecuador.
- Corporate training in Credit Cooperatives.
- Formation and training of Board Members and Executive Directors of public organizations and mixed capital companies on Corporate Governance and Law 13.303 for Government Schools like Fundação ENA Escola do Governo do Estado de Santa Catarina and SERPRO/DF, Public Institutions like TRT MG, and Fundo para o Desenvolvimento Agrícola do Estado de Goiás - FUNDEPE-GO
- Lecturer and Consultant on Corporate Governance and Governance in Public Institutions.
- Researcher on Corporate Governance ,Asset Management and ESG Agenda in mining and steel sectors- Gorceix Foundation, since 2018
- Member of the Board of Directors of Companhia de Gás de Santa Catarina – SCGÁS- 2020 a 2022
- Corporate Planning Manager of the Usiminas System and Advisor to the Presidency of Usiminas - 1995-2009

PUBLICATIONS

- Author of the book "Corporate Governance: Fundamentals, Development and Trends; Atlas Seventh Edition,2014. São Paulo; First Edition, 2004.
- Author of the book Code of Conduct: Evolution, Essence and Elaboration. The bridge between Ethics and Organization. Editora Fórum, Belo Horizonte, Second edition , 2022.
- Co-author of the book Integrated Territorial Management: Economy, Society, Environment and Culture, IBIO, 2012. Rio de Janeiro.
- Co-author of the book ESG The Green Swan and Stakeholder Capitalism, Thomson Reuters, 2021.
- Code of Good Practices in Joint Stock Companies by IBGC.
- Compliance: a Guide for Brazilian Organizations - June 2016 and 2018.
- Author of articles published in newspapers and specialized magazines.

SOCIAL MEDIA :

Linkedin : adrianasolegovernancaja
Instagram : https://www.instagram.com/adriana.sole/
Blog: http://governancaja.com.br/
You Tube Channel: GovernançaJá https://www.youtube.com/channel/UCCrDNJI2IpLJW_i_T1iA84A
Twitter: Adriana Solé @GovernancaJa

Candidata Indicada como Suplente do Conselho Fiscal

7.3 Dados Cadastrais e experiência profissional:

Nome	Data de Nascimento	Idade	Profissão
Adriana de Andrade Solé	27/07/1960	62	Engenheira Eletricista

CPF ou Passaporte (PAS)	Cargo Eletivo Ocupado	Data de Eleição	Data de Posse
378.627.316-20	Conselheira Fiscal Suplente	28/04/2023	

Prazo do Mandato	Outros Cargos e Funções Exercidas na Companhia	Indicação se foi Eleito pelo Controlador
Um ano	Não se aplica	Não

Indicação se é Membro Independente	Número de Mandatos Consecutivos
Sim, de acordo com o regulamento vigente (Nível 2 e Novo Mercado)	Não se aplica

Experiência Profissional

Adriana de Andrade Solé, brasileira, graduada em Engenharia Elétrica, pela PUC MG, Especialista em Engenharia Econômica pela FDC e MBA executivo em Gestão Empresarial pela FGV. Conselheira de Administração da Editora Forum, membro suplente do Conselho Fiscal da Vale S.A. e membro do Conselho Consultivo da AvantGarde Motors Comercial Ltda. Certificada pelo IBGC desde 2010. Membro da Comissão de Empresas Estatais do Instituto Brasileiro de Governança Corporativa - IBGC, 2013-2017. Fundadora do canal do youtube Governança já. Co-autora dos livros Governança Corporativa: Fundamento, Desenvolvimento, Tendência; Ed. Atlas, Sétima edição, 2014. São Paulo; ESG O Cisne Verde e o Capitalismo de Stakeholder. Thompson Reuters Brasil, 2021; Gestão Integrada do Território: Economia, Sociedade, Ambiente e Cultura, IBIO, 2012. Rio de Janeiro. Código de Conduta: Evolução, Essência e Elaboração. A ponte entre a Ética e a Organização, Ed. Forum 2019. Co-autora das cartilhas Código de Boas Práticas em Empresas de capital misto pelo IBGC e de Compliance: Guia para as Organizações Brasileiras – junho de 2016 e novembro 2018. Pesquisadora dos temas Governança, Compliance, Risco e Gestão de Ativos e Governança Corporativa no setor de mineração pela Fundação Gorceix. Professora da FDC das disciplinas Governança Corporativa, Stakeholders e RI e Compliance e Ética. Professora do IBMEC -MG das disciplinas Governança Corporativa e Administração Estratégica. Professora nos cursos de Pós Graduação da PUC-MG da disciplina Governança Corporativa, Stakeholders e relações com Investidor, Professora do Instituto Minere da disciplina de Governança Corporativa no setor de Mineração. Consultoria e docência internacional no idioma espanhol sobre Gobierno Corporativo Grupo Merck America Latina – Mexico e Ecuacier – Equador. Consultoria e Treinamento corporativo sobre Governança em Cooperativas de crédito, Instituições Públicas como TRT MG, ENA Fundação Escola de Governo do estado de Santa Catarina e Fundo para o desenvolvimento agropecuário do Estado de Goiás. Palestrante e Consultora sobre Governança Corporativa e Governança em Instituições Públicas e Privadas. Assessora da Presidencia e Gerente para Planejamento Corporativo do Sistema Usiminas, no período de 1994 – 2009. Foi Conselheira de Administração da SCGAS-Companhia de Gás de Santa Catarina (2020-2022).

Declaração de Eventuais Condenações

Adriana de Andrade Solé, não tem qualquer condenação criminal, qualquer condenação em processo administrativo da CVM, condenação em processo administrativo da CVM, do Banco Central do Brasil ou da Superintendência de Seguros Privados, nem qualquer condenação transitada em julgado na esfera judicial ou objeto de decisão final administrativa, que a tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer.

7.4 Fornecer as informações mencionadas no item 7.3 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários:

Não aplicável, dado que, atualmente, a conselheira indicada não integra comitê da companhia.

7.5. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a. administradores do emissor:

Não há relação de parentesco entre a conselheira indicada e os administradores do emissor.

b. (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor:

Não há relação de parentesco entre a conselheira indicada e os administradores do emissor; administradores das controladas, diretas ou indiretas, do emissor.

c. (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor:

Não há relação de parentesco entre a conselheira indicada e os administradores do emissor ou de suas controladas, diretas ou indiretas; controladores diretos ou indiretos do emissor.

d. (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor:

Não há relação de parentesco entre a conselheira indicada e os administradores do emissor; administradores das sociedades controladoras diretas e indiretas do emissor.

7.6. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

a. sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, participação igual ou superior a 99% (noventa e nove por cento) do capital social:

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre a conselheira indicada (que não os referentes ao exercício das atribuições de seus respectivos cargos na Companhia), o emissor e os controladores do emissor.

b. controlador direto ou indireto do emissor

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre a conselheira indicada (que não os referentes ao exercício das atribuições de seus respectivos cargos na Companhia), o emissor e os controladores do emissor.

c. caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre a conselheira indicada (que não os referentes ao exercício das atribuições de seus respectivos cargos na Companhia), o emissor, suas controladas ou controladores.

Adriana de Andrade Solé

To VALE S.A. ("Company")
Praia de Botafogo, n° 186, rooms 501 to 1901, Botafogo - Rio de Janeiro (RJ) - CEP: 22250-145
A/C Mr. Gustavo Pimenta – Executive Vice President of Finance and Investor Relations

Subject: Statement of suitability to run for a seat on the Company's Fiscal Council

I, Heloisa Belotti Bedicks, Brazilian, married, economist, bearer of identity card 8394969-0, registered with the CPF/ME under number 048.601.198-43, with address in City São Paulo, State São Paulo, in Alameda dos Anapurus, n. 883, apt 141, Moema, CEP 04087-002, hereby, pursuant to Law No. 6,404, of December 15, 1976, as amended ("Corporate Law"), declare, under the penalties of the law, that:

(i) I am not impeded by special law, or convicted of a bankruptcy crime, of a crime of prevarication, subornation or bribery, graft, embezzlement, against the popular economy, against the national financial system, against the rules of defense of competition, against relations of consumption, against public faith or against property, or of a criminal penalty that prohibits, even temporarily, access to public office, as provided for in § 1 of art. 147 of the Brazilian Corporate Law;

(ii) I am not sentenced to suspension or temporary disqualification applied by the CVM, which makes me ineligible for the Company's management positions, as established in § 2 of art. 147 of the Brazilian Corporate Law;

(iii) I meet the requirement of unblemished reputation established by § 3 of art. 147 of the Brazilian Corporate Law;

(iv) I do not hold a position in a company that could be considered a competitor of the Company, pursuant to item I of § 3 of art. 147 of the Brazilian Corporate Law;

(v) I do not have and do not represent a conflicting interest with that of the Company, pursuant to item II of § 3 of art. 147 of the Brazilian Corporate Law;

(vi) I am not a member of management bodies or an employee of the Company or a controlled company or the same group, as established in § 2 of art. 162 of the Brazilian Corporate Law;

(vii) I am not a spouse or relative, up to the third degree, of the Company's administrator, as provided for in § 2 of art. 162 of the Brazilian Corporate Law;

(viii) I am not a politically exposed person, as defined in current regulations; and

(ix) I have not had, in the last 5 (five) years: (a) a conviction in an administrative proceeding from the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (b) a criminal conviction.

For these reasons, I declare myself qualified to run for a seat on the Company's Fiscal Council.

São Paulo/SP, March 29th, 2023

HELOISA BELOTTI BEDICKS:04860119843
Assinado de forma digital por HELOISA BELOTTI BEDICKS:04860119843
Dados: 2023.03.29 21:55:31 -03'00'

____
Heloisa Belotti Bedicks

Nominated Candidate as Effective Member of the Fiscal Council

7.3 Registration data and professional experience:

<table>
<tr><th colspan="2">Name</th><th colspan="2">Date Of Birth</th><th colspan="2">Age</th><th>Occupation</th></tr>
<tr><td colspan="2">Heloísa Belotti Bedicks</td><td colspan="2">08/25/1960</td><td colspan="2">62</td><td>Economist</td></tr>
<tr><th>ID Document</th><th colspan="3">Occupied Elective Position</th><th colspan="2">Election Date</th><th>Tenure Date</th></tr>
<tr><td>048.601.198-43</td><td colspan="3">Member of the Fiscal Council</td><td colspan="2">04/28/2023</td><td></td></tr>
<tr><th>Term of Office</th><th colspan="2">Other Positions and Functions Performed in the Company</th><th colspan="4">Indication if Elected by the Controller</th></tr>
<tr><td>One year</td><td colspan="2">Not applicable</td><td colspan="4">No</td></tr>
<tr><th colspan="3">Indication if you are an Independent Member</th><th colspan="4">Number of Consecutive Terms</th></tr>
<tr><td colspan="3">Yes</td><td colspan="4">Not applicable</td></tr>
<tr><th colspan="7">Professional experience</th></tr>
<tr><td colspan="7">Member of the Board of Directors of the Mapfre Group, of the Fiscal Council of VALE and of the Audit Committee of Brasilseg. He is a voluntary member of the Fiscal Council of Fundação Boticário, of the Fiscal Council of the UN Global Compact and of the Deliberative Council of Portas Abertas no Brasil (ONG). She was General Director of IBGC – Instituto Brasileiro de Governança Corporativa from April 2001 to January 2020.

Master in Financial Administration from Universidade Presbiteriana Mackenzie, graduated in Economics from Unicamp and Accounting Sciences from PUC Campinas. Specialization in Corporate Governance from Yale University and in Board of Directors from Chicago University.</td></tr>
<tr><th colspan="7">Declaration of Possible Condemnations</th></tr>
<tr><td colspan="7">Heloísa Belotti Bedicks, has no criminal conviction, no conviction in an administrative proceeding with the CVM, conviction in an administrative proceeding with the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, nor any final and unappealable conviction at the judicial level or object of a final administrative decision that has suspended or disqualified him from carrying out any professional or commercial activity.</td></tr>
</table>

7.4 Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

Not applicable, given that, currently, the appointed director is not a member of the company's committee.

7.5. Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between:

a. issuer administrators:

There is no family relationship between the appointed board member and the issuer's management.

b. (i) issuer managers and (ii) managers of direct or indirect subsidiaries of the issuer:

There is no family relationship between the appointed board member and the issuer's managers; administrators of the direct or indirect subsidiaries of the issuer.

c. (i) managers of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controllers of the issuer:

There is no kinship relationship between the appointed board member and the issuer's managers or those of its direct or indirect subsidiaries; issuer's direct or indirect controllers.

d. (i) issuer's managers and (ii) managers of the issuer's direct and indirect parent companies:

There is no family relationship between the appointed board member and the issuer's managers; administrators of the issuer's direct and indirect parent companies.

7.6. Inform about relationships of subordination, provision of services or control maintained, in the last 3 fiscal years, between the issuer's managers and:

a. company directly or indirectly controlled by the issuer, except for those in which the issuer directly or indirectly holds a stake equal to or greater than 99% (ninety-nine percent) of the share capital:

Not applicable, as there are no subordination, service provision or control relationships maintained between the appointed board member (other than those referring to the exercise of the attributions of their respective positions in the Company), the issuer and the issuer's controlling shareholders.

b. direct or indirect controller of the issuer

Not applicable, as there are no subordination, service provision or control relationships maintained between the appointed board member (other than those referring to the exercise of the attributions of their respective positions in the Company), the issuer and the issuer's controlling shareholders.

c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these persons

Not applicable, given that there are no subordination, service provision or control relationships maintained between the appointed board member (other than those referring to the exercise of the attributions of their respective positions in the Company), the issuer, its subsidiaries or controllers.

____

Heloísa Belotti Bedicks

CURRICULUM VITAE

HELOISA BELOTTI BEDICKS **11 98193 2132**
hbedicks@icloud.com

PROFESSIONAL EXPERIENCE

Member of the Board of Directors of the Mapfre Group, of the Fiscal Council of Vale and of the Audit Committee of Brasilseg. He is a voluntary member of the Fiscal Council of Fundação Boticário, of the Fiscal Council of the UN Global Compact and of the Deliberative Council of Portas Abertas no Brasil (ONG). He was Deputy Chairman of the GNDI – Global Network of Director Institute (an international institution that brings together the 21 largest institutes of directors and governance in the world) for two consecutive terms until January 2020. She was a member of the Board of Directors of BNDES, BNDESpar and FINAME for 3 years until January 2023, as well as its People, Eligibility, Compensation and Succession Committee, the Social, Environmental and Climate Change Responsibility Committee and also its Audit. Between 2020 and 2022, she was a member of the Audit Committee of Braskem, of the Association of Supporters of the Acquisitions and Mergers Committee – ACAF (B3, Anbima and IBGC), of the Board of MAPFRE Seguradora de Garantias e Créditos S.A, of the Advisory Board of Ethical Fund from ABN AMRO Asset Management, from the Center for Sustainability Studies of Fundação Getúlio Vargas and from the Corporate Sustainability Index (ISE) of BMF&Bovespa.

She was advisory board member in the following family companies: Tecelagem de Fitas Progresso Ldta and PH-Fit. She was Board Member of the ICGN – International Corporate Governance Network (an institution that brings together the world's largest pension and investment funds based in London) and President of ICGLA – Network of Corporate Governance Institutes in Latin America.

Several participations in national and international conferences as speaker and participant.

Certified by the IBGC in Boards of Directors, Fiscal Council and Audit Committee.

She was General Director of IBGC – Instituto Brasileiro de Governança Corporativa between 2001 and 2020, leading a team of 80 employees and 2000 associates, with 7 regional offices in the south, southeast and northeast of Brazil.

Responsible for organizing the IBGC Technical Missions, whose purpose is to deepen knowledge on corporate governance, to the USA (2008 NY and DC and 2018 Silicon Valley), London and Paris (2010), Sweden and Finland (2011), Australia (2013), Germany (2015), Singapore and Hong Kong (2017) and Israel (2019).

Between 1996 and 2001 she worked as a family business consultant in partnership with Prof. John Bosco Lodi.

She began her career as an auditor at Arthur Andersen in 1983.
Author of the book Corporate Governance and Capital Dispersion.

ACADEMIC EDUCATION

Master in Financial Administration from Universidade Presbiteriana Mackenzie, graduated in Economics from Unicamp and Accounting Sciences from PUC Campinas. Specialization in Corporate Governance from Yale University and in Board of Directors from Chicago University. She attended the 2018 Singularity University Summit in San Francisco.

To VALE S.A. ("Company")
Praia de Botafogo, n° 186, rooms 501 to 1901, Botafogo - Rio de Janeiro (RJ) - CEP: 22250-145
A/C Mr. Gustavo Pimenta – Executive Vice President of Finance and Investor Relations

Subject: Statement of suitability to run for a seat on the Company's Fiscal Council

I, Jandaraci Ferreira de Araúo, Brazilian, single, business manager, bearer of identity card 39242458-7, registered with the CPF/ME under number 730.397.645-00, with address in City São Paulo, State São Paulo, in Avenida da Invernada, n. 432, ap 93, Bairro Vila Congonhas, CEP 04612-061, hereby, pursuant to Law No. 6,404, of December 15, 1976, as amended ("Corporate Law"), declare, under the penalties of the law, that:

(i) I am not impeded by special law, or convicted of a bankruptcy crime, of a crime of prevarication, subornation or bribery, graft, embezzlement, against the popular economy, against the national financial system, against the rules of defense of competition, against relations of consumption, against public faith or against property, or of a criminal penalty that prohibits, even temporarily, access to public office, as provided for in § 1 of art. 147 of the Brazilian Corporate Law;

(ii) I am not sentenced to suspension or temporary disqualification applied by the CVM, which makes me ineligible for the Company's management positions, as established in § 2 of art. 147 of the Brazilian Corporate Law;

(iii) I meet the requirement of unblemished reputation established by § 3 of art. 147 of the Brazilian Corporate Law;

(iv) I do not hold a position in a company that could be considered a competitor of the Company, pursuant to item I of § 3 of art. 147 of the Brazilian Corporate Law;

(v) I do not have and do not represent a conflicting interest with that of the Company, pursuant to item II of § 3 of art. 147 of the Brazilian Corporate Law;

(vi) I am not a member of management bodies or an employee of the Company or a controlled company or the same group, as established in § 2 of art. 162 of the Brazilian Corporate Law;

(vii) I am not a spouse or relative, up to the third degree, of the Company's administrator, as provided for in § 2 of art. 162 of the Brazilian Corporate Law;

(viii) I am not a politically exposed person, as defined in current regulations; and

(ix) I have not had, in the last 5 (five) years: (a) a conviction in an administrative proceeding from the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (b) a criminal conviction.

For these reasons, I declare myself qualified to run for a seat on the Company's Fiscal Council as an alternate member.

São Paulo/SP, March 29th, 2023

Documento assinado digitalmente
gov.br JANDARACI FERREIRA DE ARAUJO
Data: 29/03/2023 18:16:23-0300
Verifique em https://validar.iti.gov.br

____

Jandaraci Ferreira de Araújo

Nominated Candidate as Alternate Member of the Fiscal Council

7.3 Registration data and professional experience:

Name	Date Of Birth	Age	Occupation
Jandaraci Ferreira de Araújo	01/05/1973	50	Business Manager

ID Document	Occupied Elective Position	Election Date	Tenure Date
730.397.645-00	Alternate Member of the Fiscal Council	04/28/2023	

Term of Office	Other Positions and Functions Performed in the Company	Indication if Elected by the Controller
One year	Not applicable	No

Indication if you are an Independent Member	Number of Consecutive Terms
Yes	Not applicable

Professional experience
Experience of more than 25 years in the Financial, Commercial, E-commerce and Marketing areas in national retail companies and in the public sector. Expertise in the areas of controllership, pricing, category management and e-commerce coordinating multidisciplinary teams, including remotely. Experience in planning, managing and coordinating projects focused on results. Experience in the public sector in an executive position. Member of the Board of Directors and Fiscal Council. Experience in M&A and Fundraising. Recognized in team building and establishing partnerships and more than 25 years of experience in the Financial, Commercial, E-commerce and Marketing areas in national retail companies, services and in the public sector. Expertise in the areas of controllership, pricing, category management and e-commerce coordinating multidisciplinary teams, including remotely. Experience in planning, managing and coordinating projects focused on results. Experience in the public sector in an executive position. Member of the Board of Directors of Future Carbon S.A and Kunumi S.A. Member of the Board of Directors of the Board of Trade of São Paulo leading the pillar of digital transformation and improvements in governance. CFO of 99 jobs Tecnologia S.A. (2021 to date), Manager Sustainable Development & Social Programs at Santander Brasil (2020-2021), Undersecretary for Entrepreneurship, Micro, Small and Medium-Sized Companies and Executive Director Banco do Povo Paulista - Government of the State of São Paulo (2019-2020) , Executive Director of Banco do Povo and Founding Partner - Financial Administrative Board BP9 Comércio e Representações Ltda – Varejo E-commerce, Representation and Consulting (2014-2019).

Declaration of Possible Condemnations
Jandaraci Ferreira de Araújo, has no criminal conviction, no conviction in an administrative proceeding with the CVM, conviction in an administrative proceeding with the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, nor any final and unappealable conviction at the judicial level or object of a final administrative decision that has suspended or disqualified him from carrying out any professional or commercial activity.

7.4 Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

Not applicable, given that, currently, the appointed director is not a member of the company's committee.

7.5. Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between:

a. issuer administrators:

There is no family relationship between the appointed board member and the issuer's management.

b. (i) issuer managers and (ii) managers of direct or indirect subsidiaries of the issuer:

There is no family relationship between the appointed board member and the issuer's managers; administrators of the direct or indirect subsidiaries of the issuer.

c. (i) managers of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controllers of the issuer:

There is no kinship relationship between the appointed board member and the issuer's managers or those of its direct or indirect subsidiaries; issuer's direct or indirect controllers.

d. (i) issuer's managers and (ii) managers of the issuer's direct and indirect parent companies:

There is no family relationship between the appointed board member and the issuer's managers; administrators of the issuer's direct and indirect parent companies.

7.6. Inform about relationships of subordination, provision of services or control maintained, in the last 3 fiscal years, between the issuer's managers and:

a. company directly or indirectly controlled by the issuer, except for those in which the issuer directly or indirectly holds a stake equal to or greater than 99% (ninety-nine percent) of the share capital:

Not applicable, as there are no subordination, service provision or control relationships maintained between the appointed board member (other than those referring to the exercise of the attributions of their respective positions in the Company), the issuer and the issuer's controlling shareholders.

b. direct or indirect controller of the issuer

Not applicable, as there are no subordination, service provision or control relationships maintained between the appointed board member (other than those referring to the exercise of the attributions of their respective positions in the Company), the issuer and the issuer's controlling shareholders.

c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these persons

Not applicable, given that there are no subordination, service provision or control relationships maintained between the appointed board member (other than those referring to the exercise of the attributions of their respective positions in the Company), the issuer, its subsidiaries or controllers.

____

Jandaraci Ferreira de Araújo

JANDARACI ARAÚJO

Areas of Expertise: Finance; Sustainability – ESG; Government Relations and regulators; Retail Consumption; M&A and Treasury; Digital Transformation and Innovation.

CONTACT

Tel: +55 11 96859 -8191

Email: contato@jandaraciaraujo.com and jandara.ferreira@gmail.com

LinkedIn: linkedin.com/in/jandaraciaraujo/

PROFESSIONAL EXPERIENCE

Experience of more than 25 years in the Financial, Commercial, E-commerce and Marketing in national retailers and in the public sector. Expertise in the areas of controllership, pricing, management of categories and e-commerce coordinating teams multidisciplinary teams, including remotely. Experience in planning, managing and coordination of projects focused on results. Experience in the public sector in an executive position. Member of the Board of Directors and Fiscal Council. Experience in M&A and Fundraising. Member of the Board of Directors of Future Carbon S.A and Kunumi S.A. Acting as a member of the Board of Directors Board of Trade of São Paulo leading the pillar of digital transformation and governance improvements. Fiscal Council (Alternate) of Vale S.A.

LEADERSHIP PROFILE

Recognized in team building and in establish partnerships and more than 25 years of experience in the Financial, Commercial, E-commerce and Marketing in national retail companies, services and in the public sector. Expertise in the areas of controlling, pricing, category management and e-commerce coordinating multidisciplinary teams, including remotely. Experience in planning, managing and coordination of projects focused on results.

ACADEMIC EDUCATION

SAINT PAUL

Advanced Boardroom Program For Women| 2022 - 2023

DOM CABRAL FOUNDATION

Executive MBA Administration | 2018 - 2019

GETÚLIO VARGAS FOUNDATION

MBA Finance, Controlling and Auditing | 2012 –2013

BUSINESS SCHOOL SÃO PAULO

Executive MBA Administration | 2005 - 2006

CITY FEDEUNIVERSITY CENTER

Bachelor of Marketing

CEFET-BA

Technologist in Metallurgy

PROFESSIONAL EXPERIENCE (detailed)

CFO 99jobs Tecnologia S.A - SP Dec 2021 – Dec 2022

Responsible for the financial and legal area, specifically contract and corporate management. Responsible for budget and strategic planning. Responsible for funding rounds with Venture Capital, relationship with the Board, investors and the whole fundraising part. Implementation of cost reduction initiatives and productivity tools, including streamlined internal audit procedures Obtaining long-term financing from public banks. Operation: Accounting, Treasury, Taxes, Billing, Pricing, Contracts, Statements. Coordination process of merger and structuring of the holding company.

Manager Des. Sustainable & Social Programs – Santander Brasil – SP from 2020 to 2021

Responsible for the Bank's social programs and social investments. Planning, development, monitoring, evaluation and expansion of Bank's Corporate Social Responsibility. Budget management based on incentive laws.

Undersecretary for Entrepreneurship, Micro, Small and Medium Enterprises and Executive Director of Banco do Povo Paulista – Government of the State of São Paulo – 2019-2020

The main attributions of the position are to promote actions aimed at the development of entrepreneurship, in particular through initiatives aimed at micro-enterprises and small and medium-sized companies, establishing partnerships with public and private bodies, aiming at streamline installation, regularization, recovery and growth procedures. Articulation and integration with municipalities and the Federal and Municipal Government for the preparation of public policies aimed at entrepreneurship, micro, small and medium-sized companies. Performance together with State licensing bodies and the National Network for Simplifying Registration and Legalization of Companies and Businesses (Redesim). Member of the Board of Trade of the State of São Paulo (Jucesp).

Executive Director of Banco do Povo

Coordination of a team with 2 technical directors and a team of 1250 credit agents in 564 Banco do Povo Paulista service points , which grants microcredit lines to small business entrepreneurs, enabling the local social and economic development and the generation of employment and income. Responsible for the credit digitization process and credit card implementation. Responsible for a budget of 1 billion reais, for Banco do Povo actions.

Founding Partner - Financial Administrative Board BP9 Comércio e Representações Ltda – Retail E-commerce, Representation and Consulting 2014 – 2019

Responsible for negotiating with Payment Intermediaries, negotiating rates and policies commercials. Set goals for the company and oversee daily operations and provide a e-commerce experience that meets marketing, sales, and operational goals. Oversee cross-functional team projects, analysts, graphic designers, social media, and public relations teams to ensure design and solutions are developed and produced with precision, as well as supervising web developers, systems and other personnel. Manage projects to ensure that all deadlines are met and that the results are delivered on budget and within expectations. Define and implement e-business strategies that reduce costs and increase sales online.

Consultancy

Projetos nas áreas de desenvolvimento de novos negócios na indústria alimentar e serviços. Projetos de Gestão Financeira e Precificação em empresas atuantes nos setores de logística, publicitário, saúde e

alimentar. Desenvolvimento novas categorias e estratégia de precificação de produtos marca própria para rede varejo alimentar. Planejamento Operacional para Vendas Omnichanel em empresa de serviços de saúde.

General Manager Ecommerce Polishop – Retail Company - SP 2013 – 2014

Restructuring of the e-commerce commercial area, elaboration of roles and responsibilities and team sizing, all activities focused on performance and results; Elaboration of strategic media planning, contributing to other sales channels from the company; Management of performance media, affiliates, Marketplace and email-mkt; Management of a team with 6 analysts and 3 interns focused on the development of professionals; Responsible for setting goals and objectives for the area and monitoring performance indicators team performance; Responsible for aligning and sharing with Commercial – Purchasing, Marketing, Trade and contact center the monthly planning of the sales channel; Preparation of annual budget control.

Results Management Manager Polishop – Retail Company - SP 2009 – 2013

Management of the team of analysts and product manager, including responsibilities, preparation of sales forecast, product clustering. Administration and control of the flow of information and preparation of management reports; Management of financial services–insurance and privatel abel card Management of insurance prices together with insurers. Responsible for preparing and monitoring the annual budget; Responsible for preparing and presenting an economic/financial feasibility study for opening of stores; Subsidizing the company's management with analysis and economic-financial information, through coherent and secure systems;

Non-Medicine Purchasing Manager and Trade Marketing DROGARIA ONOFRE – São Paulo 2008–2009

Management of the buyers and trade marketing team, including responsibilities, elaboration of the business plan for the product group. Responsible for attracting, developing and introducing new suppliers, developing of new products and negotiation of volumes; Management of the order book, monitoring and controlling stocks; Responsible for designing the product assortment evaluation process, defining profitability and sales. Direct negotiation with suppliers to subsidize promotional campaigns. Responsible for implementing the category management process (planogram and store space optimization).

Product and Pricing Manager SOS Farma – Pharmaceutical retailer – SP 2007 – 2008

Management of the pricing and product team, including responsibilities for preparing the business plan for product group, development of strategic marketing planning. Responsible for the development of the research and market intelligence area.

Pricing/Commercial Intelligence Coordinator Grupo Pão de Açúcar – SP 2005-2007

Analysis and Strategy Coordinator - CBD UEN CompreBem/Sendas 2003-2005

LANGUAGES: English – advanced

VOLUNTARY WORK:

Statutory Counselor - Instituto Mulheres do Brasil

Audit Committee – Vector Brazil